SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: August 25, 2005

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Amended and Restated Sale and Purchase Agreement

The Sale and Purchase Agreement, dated as of August 21, 2005, between SBS Broadcasting S.A. and PKS Media S.à r.l. (“the Agreement”) has been amended and restated to reflect a correction agreed between the parties.  The definition of “Superior Proposal” in Section 1.01 of the Agreement has been amended to delete the reference to “Purchaser Liquidated Damages” and replace it with “Seller Liquidated Damages”.  For convenience of reference, this has been accomplished by amending and restating the Agreement, rather than using a separate amendment agreement.  A new clause has also been added as Section 1.02(k) to clarify that references in the Agreement to the “date hereof” or “date of this Agreement” shall be deemed to refer to August 21, 2005.

The amended and restated Agreement is attached to this Form 6-K.  The exhibits to the Agreement have not been included with this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2005

SBS BROADCASTING S.A.

By:	/s/ Erik T. Moe
Name:	Erik T. Moe
Title:	General Counsel and Company Secretary

EXECUTION COPY

Dated as of August 21, 2005
and amended as of August 25, 2005

SBS BROADCASTING S.A.

(as Seller)

PKS MEDIA S.à r.l.

(as Purchaser)

AMENDED AND RESTATED

SALE AND PURCHASE AGREEMENT

TABLE OF CONTENTS

SECTION

I.	DEFINITIONS AND INTERPRETATION
Definitions
Interpretation of this Agreement

II.	PURCHASE AND SALE; CLOSING; DESIGNATED PURCHASERS
Purchase and Sale
Closing
Transactions To Be Effected at the Closing
Designated Purchasers

III.	REPRESENTATIONS AND WARRANTIES OF SELLER
Organization and Power
Authority; Execution and Delivery; Enforceability
Title
Organization of the Seller Subsidiaries
Capital Stock of the Seller Subsidiaries
US SEC Filings
No Other Brokers

IV.	REPRESENTATIONS AND WARRANTIES OF PURCHASER
Organization and Power
Authority; Execution and Delivery; and Enforceability
Purchaser Acknowledgement
Interim Financing Agreement; Equity Commitment Letters

V.	COVENANTS
Conduct of Business
Seller EGM; Seller EGM Materials
Access to Information; Financing Cooperation
Confidentiality; Confidentiality Agreements
Reasonable Best Efforts; Regulatory Approvals; Other Consents, Waivers and Approvals; Other Seller Subsidiary Matters
Use of Name
Further Assurances
Seller Liquidation
Expenses
Interim Financing Agreement; Equity Commitment Letters
Seller Options Matters
No Solicitation

VI.	CONDITIONS PRECEDENT
Conditions to Each Party’s Obligation

Condition to Obligation of Purchaser
Condition to Obligation of Seller

VII.	TERMINATION; AMENDMENT AND WAIVER
Termination
Effect of Termination
Seller Liquidated Damages
Purchaser Liquidated Damages
Amendments and Waivers

VIII.	MISCELLANEOUS PROVISIONS
Assignment
No Third-Party Beneficiaries
Notices
Counterpart Execution and Facsimile Delivery
Entire Agreement
Severability
Governing Law; Arbitration
No Survival
Authority of Special Committee

EXHIBITS

Exhibit 2.01	Preliminary Purchase Price Allocation

Exhibit 2.03(b)	Action Items

Exhibit 2.04	Approved Designated Purchasers as of the Date Hereof

Exhibit 3.05	Matters Relating to the Capital Stock of the Subsidiaries

Exhibit 5.01	Matters Related to the Operation of the Business

Exhibit 5.05(c)	Certain Contracts

Exhibit 6.02	Seller Closing Certificates

Exhibit 6.03	Purchaser Closing Certificates

ii

AMENDED AND RESTATED SALE AND PURCHASE AGREEMENT

THIS SALE AND PURCHASE AGREEMENT (this Agreement), is dated as of August 21, 2005, and amended and restated as of August 25, 2005, by and between SBS BROADCASTING S.A., a Luxembourg société anonyme (Seller); and PKS MEDIA S.à r.l., a Luxembourg société á responsabilité limitée (Purchaser).

W I T N E S S E T H:

WHEREAS, as of the date hereof and concurrently with the execution and delivery of this Agreement, (a) certain of the members of the Board of Directors and certain officers of Seller (each acting in their individual capacity), and certain stockholders of Seller have entered into a voting agreement with Purchaser pursuant to which, among other things, each has agreed to vote their Seller Shares in favor of approval at the Seller EGM of the Acquisition and the other transactions contemplated hereby and (b) certain officers of Seller have waived, effective as of the Closing, certain rights pursuant to their employment or service Contracts with Seller;

WHEREAS, except as noted herein, Seller is the sole and exclusive record and beneficial owner of all of the issued and outstanding Acquired Direct Subsidiary Shares;

WHEREAS, Purchaser desires to acquire the Business by purchasing the Acquired Direct Subsidiary Shares and the Acquired Assets, and assuming the Assumed Liabilities, from Seller, and Seller desires to sell the Business by selling the Acquired Direct Subsidiary Shares and the Acquired Assets, and assigning the Assumed Liabilities, to Purchaser, in each case, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as soon as practicable following the Closing, Seller intends to effect the Seller Liquidation, including the distribution of the Liquidation Distribution to the Seller Shareholders in a liquidation distribution as promptly as practicable after the Closing of the Acquisition; and

WHEREAS, each of the Board of Directors and the Special Committee of Seller has determined, after taking into account the interests of Seller Shareholders, employees and other stakeholders of Seller, that this Agreement, the Acquisition and the other transactions contemplated hereby, are fair to, and in the best interests of, Seller, the Business and Seller Shareholders, employees and other stakeholders.

NOW, THEREFORE, in consideration of the mutual terms, conditions and other agreements set forth herein, the parties hereto hereby agree as follows:

I.                                         DEFINITIONS AND INTERPRETATION

Definitions

1.01                           As used herein, the following terms have the following meanings:

Acquired Assets has the meaning set forth in Section 2.01(b).

Acquired Direct Subsidiary Shares means the shares of capital stock of the Direct Subsidiaries indicated as being owned by Seller on Exhibit 3.05.

Acquisition has the meaning set forth in Section 2.01.

Acquisition Expenses has the meaning set forth in Section 5.09.

Acquisition Expenses Cap has the meaning set forth in Section 5.09.

Acquisition Financing Facilities has the meaning set forth in Section 5.03(b).

Acquisition Proposal means any proposal or offer that constitutes or may reasonably be expected to lead to, a proposal for any tender offer, merger, sale of all or substantially all of the assets, consolidation, recapitalization, reorganization, share exchange, business combination or similar transaction involving Seller and/or any of the material Seller Subsidiaries (on the one hand) and any other Person (on the other hand), or any combination of the foregoing, in a single transaction or a series of transactions.

Affiliate means, with respect to any Person, any other Person that controls, is controlled by or is under common control with such first Person (and for the purposes of this Agreement, the term control means the power to direct the management and policies of such Person (directly or indirectly), whether through ownership of voting securities, by Contract or otherwise (and the terms controlling and controlled have meanings correlative to the foregoing)).

Agreement has the meaning set forth in the Preamble.

Ancillary Agreements means the other agreements, instruments, certificates and other documents executed and delivered in connection with this Agreement (including the voting agreements and the waivers referred to in the Recitals, and any stock powers, transfer deeds, powers of attorney, bills of sale, other ancillary documents and all other similar instruments contemplated by Section 2.03(a) or 2.03(b)).

Applicable Law means any European, federal, national, state or local statute, law, ordinance, regulation, rule, code, order (whether executive, legislative, judicial or otherwise), Judgment, notice or other requirement or rule of law or legal process (including common law), or any other order of, or Contract issued, promulgated or entered into by, any Governmental Entity, including any rule or requirement of any national securities exchange or automated quotation service.

Arbitration has the meaning set forth in Section 8.07(b).

Assumed Liabilities has the meaning set forth in Section 2.01(c).

Business means the commercial free-to-air and pay television and radio broadcasting business, and the complementary print and localization operations, conducted by Seller and the Seller Subsidiaries as of the date hereof.

Business Day means any day on which banks are not required or authorized by Applicable Law to close in any of New York City, Luxembourg, Amsterdam and London.

Closing has the meaning set forth in Section 2.02.

Closing Date has the meaning set forth in Section 2.02.

Confidentiality Agreement means the confidentiality agreement between Permira Beteiligungsberatung GmbH and Seller dated as of June 6, 2005.

Contract means any contract, agreement, instrument, lease, license, indenture, promissory note, sales or purchase order, arrangement, understanding or other obligation or commitment, whether or not in writing.

Designated Purchaser has the meaning set forth in Section 2.04.

Designation has the meaning set forth in Section 2.04.

Direct Subsidiary means any Subsidiary in respect of which any of the issued and outstanding capital stock is owned directly by Seller as indicated as a “Direct Subsidiary” on Exhibit 3.05.

Dispute has the meaning set forth in Section 8.07(b).

EC Merger Regulation has the meaning set forth in Section 6.01(a)(i).

Equity Commitment Letters means: (a) the letter agreement between Purchaser and KKR Investors, dated as of August 21, 2005, as it may be amended or restated from time to time in accordance with the terms thereof and Section 5.10(b), (b) the letter agreement between Purchaser and Permira Investors, dated as of August 21, 2005, as it may be amended or restated from time to time in accordance with the terms thereof and Section 5.10(b), and (c) any letter agreement between Purchaser and a New Investor (as defined in either (a) or (b)) entered into in accordance with Section 5.10(b).

Excluded Assets has the meaning set forth in Section 2.01(b).

Excluded Liabilities has the meaning set forth in Section 2.01(c).

Governing Documents means the documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, and shall include:  (a) in respect of a corporation, its certificate or articles of incorporation or association and/or its bylaws, (b) in respect of a partnership, its certificate of partnership and its partnership agreement and (c) in respect of a limited liability company, its certificate of formation and operating or limited liability company agreement.

Governmental Entity means any European Union, federal, national, state, county, local municipal or other governmental, regulatory or administrative authority, agency, commission or other instrumentality, any court, tribunal or arbitral body with competent jurisdiction, or any national securities exchange or automated quotation service, including competition authorities.

Hedge Agreements has the meaning set forth in Section 5.11(e).

Hedge Gains or Losses has the meaning set forth in Section 5.11(e).

Implied Exercise Amount has the meaning set fort in Section 5.11(c).

Interim Financing Agreement has the meaning set forth in Section 4.04(a).

Judgment means any judgment, injunction, order or decree of any Governmental Entity.

KKR Investors has the meaning set forth in the Equity Commitment Letter referred to in clause (a) in the definition thereof.

Liabilities means debts, liabilities, obligations or commitments, of whatever nature, whether known or unknown, whether due or to become due, assigned or unassigned, absolute, contingent or otherwise.

Lien means any mortgage, lien, security interest, charge, easement, covenant, option, claim, restriction or encumbrance of any kind.

Liquidation Distribution has the meaning set forth in Section 5.08(a).

Liquidation Distribution Date means the date established by the Liquidator for the distribution of the Liquidation Distribution, which Seller intends to occur as promptly as practicable after the Closing Date.

Liquidator has the meaning set forth in Section 5.08(a).

Material Subsidiary means any of the following Subsidiaries:  SBS Belgium NV, Kanal 5 Denmark Limited, TvDanmark A/S, MTM-SBS Televizio Rt, SBS Broadcasting B.V., Veronica Uitgeverij BV, TV Norge AS, Amerom Television S.R.L., C More Entertainment AB, Kanal 5 AB, Kanal 5 Ltd, SBS Productions BV, SBS Services BV and The Voice TV Networks Ltd.

Material Subsidiary Shares means the shares of capital stock of the Material Subsidiaries indicated as being owned by Seller or any other Seller Subsidiary on Exhibit 3.05 hereto.

Netherlands Minority Holders means Telegraaf and Veronica Holding B.V.

Netherlands Minority Rights means the purchase and sale rights of the Netherlands Minority Holders (or either of them) with respect to a transfer of the shares of SBS Broadcasting B.V. or SBS Nederland B.V. to a third party under the Netherlands Shareholders Agreements and the Governing Documents of the Netherlands Subsidiaries.

Netherlands Subsidiaries means SBS Broadcasting B.V. and SBS Nederland B.V.

Netherlands Shareholders Agreements means (a) that certain shareholders agreement, dated as of September 1, 2003, by and among the Netherlands Subsidiaries and the Netherlands Minority Holders and (b) that certain shareholders agreement, dated as of May 23, 1996, by and among Seller, the Netherlands Subsidiaries and Telegraaf.

NNM means the Nasdaq National Market.

Noon Buying Rate means, in respect of any currency, the noon buying rate for cable transfers of euro payable in such currency as certified by the Federal Reserve Bank of New York for customs purposes (or, if no such rate is published in respect of such currency, the exchange rate published by a similar authoritative service acceptable to Purchaser and Seller).

Option Cancellation Amount has the meaning set forth in Section 5.11(c).

Option Exercise Proceeds Account has the meaning set forth in Section 5.11(a).

Options Exercise Proceeds has the meaning set forth in Section 5.11(a).

Permira Investors has the meaning set forth in the Equity Commitment Letter referred to in clause (b) in the definition thereof.

Permitted Liens means the following Liens: (a) Liens for Taxes not yet due or that are being contested in good faith; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other Liens imposed by Applicable Law, in each case, for amounts not yet due; (c) Liens incurred in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other types of social security; (d) Liens created by or through the actions of Purchaser; (e) Liens that will be released prior to or as of the Closing; (f) Liens arising under this Agreement or the Ancillary Agreements; and (g) Liens required or permitted under the terms of the Senior Financing Agreements (provided that all Liens required under the terms of the Senior Financing Agreements will be released prior to or as of the Closing).

Per Share Liquidation Distribution Amount has the meaning set forth in Section 5.11(c).

Person means any individual or any corporation, limited liability company, partnership, trust, association, unincorporated organization or other entity of any kind and shall include any Governmental Entity.

Preamble means the preamble to this Agreement.

Preliminary Purchase Price Allocation means the preliminary allocation of the Purchase Price among the Acquired Direct Subsidiary Shares and Acquired Assets set out in Exhibit 2.01.

Purchase Price has the meaning set forth in Section 2.01.

Purchaser has the meaning set forth in the Preamble.

Purchaser Consummation Breach has the meaning set forth in Section 7.04(a).

Purchaser Financial Advisor means Lehman Brothers Europe Limited.

Purchaser Information has the meaning set forth in Section 5.02(e).

Purchaser Liquidated Damages has the meaning set forth in Section 7.04(a).

Purchaser Non-Liable Persons has the meaning set forth in Section 7.04(c).

Recitals means the recitals to this Agreement.

Redemption Amount means the sum of (A) any cash amounts paid by Seller from July 1, 2005 through the Closing Date pursuant to any cancellation, redemption, repurchase or other acquisition of any Seller Shares or options to acquire Seller Shares, together with all amounts withheld by Seller in connection therewith, (B) the aggregate principal amount of any Liabilities incurred by Seller in connection with any such cancellation, redemption, repurchase, or other acquisition, together with all interest (whether paid or unpaid) thereon and (C) all fees, costs and other expenses of Seller in connection with any such cancellation, redemption, repurchase, or other acquisition.

Restricted Period means the period commencing on the Closing Date and terminating on the date that is 18 months following the Closing Date.

Rules has the meaning set forth in Section 8.07(b).

SBS Nederland B.V. Shares means the shares of capital stock of SBS Nederland B.V.

Seller has the meaning set forth in the Preamble.

Seller EGM has the meaning set forth in Section 5.02(a).

Seller EGM Materials has the meaning set forth in Section 5.02(c)(i).

Seller Financial Advisor means Deutsche Bank AG.

Seller Liquidated Damages has the meaning set forth in Section 7.03(b).

Seller Liquidation has the meaning set forth in Section 5.08(b).

Seller Non-Liable Persons has the meaning set forth in Section 7.03.

Seller Options means any options to acquire equity securities of Seller, including under the 1992, 1994 and 2004 share incentive plans as set forth and described in Seller’s annual report on Form 20-F as filed with the US SEC on June 30, 2005.

Seller SEC Reports has the meaning set forth in Section 3.06.

Seller Shares means the Common Shares, par value €2.00 per share, of Seller.

Seller Shareholders has the meaning set forth in Section 5.02(a).

Seller Subsidiary means any Person listed as a “Seller Subsidiary” on Exhibit 3.05.

Seller Termination Fee Event has the meaning set forth in Section 7.03(b).

Senior Financing Agreements means the €325 million secured syndicated multi-currency revolving credit facility of Seller and the Seller Subsidiaries named therein with ABN AMRO, Citigroup Global Markets Limited, Deutsche Bank AG London and the Royal Bank of Scotland plc, as lead arrangers.

Special Committee means the special committee established by the Board of Directors of Seller on July 21, 2005 for the purposes of considering, among other things, the approval of the Acquisition and the other transactions contemplated hereby.

Subsidiary Shares means the shares of capital stock of the Seller Subsidiaries indicated as being owned by Seller or any other Seller Subsidiary on Exhibit 3.05.

Superior Proposal means an unsolicited bona fide Acquisition Proposal, with respect to which, the Board of Directors and/or the Special Committee (as the case may be), in its good faith judgment (but after taking into account all of the terms and conditions of such Acquisition Proposal and receipt of advice from its financial and legal advisors), determines: (a) is not subject to any condition regarding the availability of financing and is otherwise reasonably likely to be consummated, taking into account, among other things, legal, regulatory and other aspects of the Acquisition Proposal and (b) if consummated, would result in a transaction that is, taken as a whole, substantially more favorable from a financial point of view, to Seller and Seller Shareholders than the Acquisition; provided that notwithstanding the foregoing, an Acquisition Proposal that meets the criteria set forth in clause (a) shall be deemed a Superior Proposal if the per share consideration (taking into account any non-cash consideration) on a fully-diluted basis would exceed €48.30 less the per share value (calculated on a fully-diluted basis) of the Seller Liquidated Damages.

Surviving Provisions means Sections 2.01(c), 2.03(d), 3.07, 5.04, 5.06, 5.07, 5.08, 5.09, 5.11, 7.02, 7.03, 7.04, Article VIII and the related provisions of Article I.

Taxes means all taxes, charges, fees, levies or other similar assessments.

Telegraaf means Telegraaf Media Groep N.V.

Transfer Taxes mean all sales, value-added and stamp Taxes, but solely to the extent arising as a direct result of the Acquisition.

US Exchange Act means the United States Securities Exchange Act of 1934, as amended.

US Securities Act means the United States Securities Act of 1933, as amended.

US SEC means the United States Securities and Exchange Commission.

Interpretation of this Agreement

1.02         In this Agreement:

(a)                                  the definitions of terms herein shall apply equally to the singular and plural forms of the terms defined;

(b)                                 whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms;

(c)                                  the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”;

(d)                                 the word “will” shall be construed to have the same meaning and effect as the word “shall”;

(e)                                  any definition of or reference to any agreement, contract, document, instrument or other record herein shall be construed as referring to such agreement, contract, document, instrument or other record as from time to time amended, supplemented, restated or otherwise modified (subject to any applicable restrictions on such amendments, supplements or modifications);

(f)            any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns;

(g)           the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof;

(h)           all references herein to Sections and Exhibits shall be construed to refer to Sections of, and Exhibits to, this Agreement;

(i)            the headings, captions and defined terms used in this Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Agreement;

(j)            any reference in this Agreement to “euro” or “€” means the lawful currency of the participating member states of the European Union that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty on European Union; and

(k)           all references to the “date hereof” or “date of this Agreement” shall be deemed to refer to August 21, 2005.

II.                                     PURCHASE AND SALE; CLOSING; DESIGNATED PURCHASERS

Purchase and Sale

2.01         On the terms and subject to the conditions of this Agreement, at the Closing:

(a)                                  Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase from Seller, all of the Acquired Direct Subsidiary Shares;

(b)                                 Seller shall sell, transfer, convey and deliver (or cause to be sold, assigned, transferred, conveyed and delivered) to Purchaser, and Purchaser shall purchase from Seller, all of the assets, goodwill, properties, Contracts and other rights, of every kind and description, wherever located, real, personal or mixed, tangible or intangible, owned or held by Seller, including any cash, but excluding the Excluded Assets and the Acquired Direct Subsidiary Shares (the Acquired Assets); the Excluded Assets are:

(i)                     this Agreement and the Ancillary Agreements (and all rights of the Seller hereunder and thereunder), including any amendments or supplements relating thereto;

(ii)                  the Purchase Price (and any interest accrued thereon);

(iii)               the Options Exercise Proceeds;

(iv)              Seller’s rights under the Hedge Agreements and Hedge Gains or Losses that Seller is entitled to retain under Section 5.11(e);

(v)                 an amount equal to the Acquisition Expenses Cap;

(vi)              tax refunds (or rights thereto) for any withholding taxes paid by Seller in respect of the Liquidation Distribution or any other liquidating distribution or any other dividend, distribution or other payment to Seller Shareholders or holders of options to acquire Seller Shares;

(vii)           any Seller Shares held as treasury shares; and

(viii)  the Seller’s Governing Documents, stock ledgers, tax records, and other corporate records relating to the Seller’s corporate organization, as well as any other books and records required in connection with the Seller Liquidation and the liquidating distribution to Seller Shareholders in connection with the Seller Liquidation (provided that the Seller shall provide to Purchaser copies of all such documents); and

(c)                                  Purchaser shall assume and become obligated to pay, perform and discharge when due, and shall thereafter indemnify Seller and hold Seller harmless against, any and all of the Liabilities of the Seller other than the Excluded Liabilities, with any payment by Purchaser to Seller to be payable on first demand (the Assumed Liabilities); the Excluded Liabilities are Liabilities of Seller:

(i)             to make the Liquidation Distribution or any other declared dividends or similar distributions;

(ii)          relating to or arising out of the Seller Options;

(iii)  to perform the agreements and covenants of the Seller under this Agreement and the Ancillary Agreements, including any amendments or supplements relating thereto, to be performed after the Closing;

(iv)      to pay Acquisition Expenses in excess of the Acquisition Expenses Cap;

(v)         to pay withholding taxes, if any, due in respect of the Liquidation Distribution or any other liquidating distribution or any other dividend, distribution or other payment to Seller Shareholders or holders of options to acquire Seller Shares; and

(vi)      that (A) arise after the Closing and relate solely to matters other than the business of the Seller, (B) are not attributable to the consummation of the transactions contemplated by this Agreement, including the Seller Liquidation and (C) are not the result of compliance by Seller with the terms of this Agreement;

for an aggregate purchase price of €1,690,745,332 (such amount, the Purchase Price).  The Purchase Price shall be payable without withholding or deduction in euro as set forth below in Section 2.03.  The purchase and sale contemplated by Section 2.01(a) and (b), and the assumption of Liabilities contemplated by Section 2.01(c), is collectively referred to in this Agreement as the Acquisition.  The sum of the Purchase Price and the Assumed Liabilities shall be allocated among the Acquired Direct Subsidiary Shares and the Acquired Assets in accordance with the Preliminary Purchase Price Allocation set forth on Exhibit 2.01 (together with such modifications thereto as shall be agreed in writing between the parties not later than the Closing Date).  For all Tax purposes, each of Purchaser and Seller agree to report the Acquisition and the other transactions contemplated by this Agreement in a manner consistent with the terms of this Agreement, including the allocation under Exhibit 2.01 (as it may be modified as contemplated above), and neither will take any position inconsistent therewith in any Tax return, in any refund claim, in any litigation, or otherwise.  The Purchase Price will be reduced by the amount of any Redemption Amount at the Closing.  Seller shall provide a certificate of its General Counsel and Chief Financial Officer five Business Days prior to Closing confirming that either (i) there is no Redemption Amount or, in the alternative, (ii) the amount of any Redemption Amount, together with detail reasonably satisfactory to the Purchaser regarding such Redemption Amounts.

Closing

2.02                           The closing of the Acquisition (the Closing) shall take place at the offices of Sullivan & Cromwell LLP, 1 New Fetter Lane, London EC4A 1AN, England, at 10:00 a.m. on the fifth (5th) Business Day following the satisfaction or, to the extent permitted, written waiver, of the conditions set forth in Article VI, or at such other place, time and date as shall be agreed between Seller and Purchaser.  The date on which the Closing occurs is referred to in this Agreement as the Closing Date.

Transactions To Be Effected at the Closing

2.03.                        At the Closing:

(a)(i)                       Seller shall (A) execute all instruments and documents and otherwise take all action as shall be necessary or required under Applicable Law and the Governing Documents of Seller and each Direct Subsidiary to transfer the Acquired Direct Subsidiary Shares (free and clear of all Liens (other than the Liens described in clauses (b) or (c) of Section 3.03)), Acquired Assets and Assumed Liabilities to Purchaser and (B) deliver to Purchaser (I) the certificates required of Seller attached as Exhibit 6.02 and (II) such certificates, instruments and other documents (in form and substance reasonably satisfactory to counsel for Purchaser) as Purchaser or its counsel may reasonably request to demonstrate (x) satisfaction of the conditions and compliance with the covenants set forth in this Agreement, (y) satisfaction of any other provisions of this Agreement and the Ancillary Agreements, and (z) that other actions and proceedings required to be taken by or on behalf of Seller in furtherance of the transactions contemplated by this Agreement and the Ancillary Agreements have been taken;

and

(ii)          Purchaser shall (A) execute all instruments and documents and otherwise take all action as shall be necessary or required under Applicable Law and the Governing Documents of Purchaser to acquire the Acquired Direct Subsidiary Shares and the Acquired Assets and assume the Assumed Liabilities and (B) deliver to Seller (I) payment of the Purchase Price by wire transfer of euro-denominated immediately available funds to a bank account designated in writing by Seller (such designation to be made at least five (5) Business Days prior to the Closing Date), and (II) (1) the certificate required of Purchaser attached as Exhibit 6.03, and (2) such certificates, instruments and other documents (in form and substance reasonably satisfactory to counsel for Seller) as Seller or its counsel may reasonably request to demonstrate (x) satisfaction of the conditions and compliance with the covenants set forth in this Agreement, (y) satisfaction of any other provisions of this Agreement and the Ancillary Agreements, and (z) that other actions and proceedings required to be taken by or on behalf of Purchaser in furtherance of the transactions contemplated hereby have been taken.

The parties agree and acknowledge that the certificates, instruments and other documents contemplated by Section 2.03(a)(i)(B)(II) or Section 2.03(a)(ii)(B)(II)(2) shall not (unless otherwise agreed to or as shall be necessary or required under Applicable Law or the Governing Documents of Seller and each Direct Subsidiary (on the one hand) or Purchaser (on the other hand)) contain representations, warranties, covenants or other undertakings materially more burdensome or less favorable (as the case may be) than those that are contained herein.  The Seller shall not be in breach of its obligations to transfer Acquired Assets hereunder solely because a party to a Contract, Governmental Entity or other Person or entity terminates or cancels a Contract, license or other Acquired Asset as a result of rights in relation to a change of control of Seller or similar terms or a proposed assignment of a Contract.

(b)                                 Without limiting the generality of the provisions of Section 2.03(a), on the Closing Date, Purchaser and Seller shall do (or cause to be done) all of the items required of them listed in Exhibit 2.03(b) to the extent such items are required under Applicable Law in order to transfer the Acquired Direct Subsidiary Shares in accordance with this Agreement.

(c)                                  In addition to the requirements of Article VI:  (i) Purchaser shall not be required to consummate the Acquisition and the other transactions contemplated by this Agreement unless Seller has complied in all respects with its obligations under Section 2.03(a) and Section 2.03(b) and (ii) Seller shall not be required to consummate the Acquisition and the other transactions contemplated by this Agreement unless Purchaser has complied in all respects with its obligations under Section 2.03(a) and Section 2.03(b).

(d)                                 Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement or be deemed to require the Seller to assign any Acquired Asset if the attempted assignment thereof, without the consent of a third party, would constitute a breach or other contravention of rights in connection with such Acquired Asset (including under any applicable Contract) or in any material way adversely affect the rights of Purchaser or Seller in connection with such Acquired Asset (including under any applicable Contract).  From the date hereof, Seller and Purchaser will each use their respective reasonable best efforts to obtain the consent of all such other parties to any such Acquired Asset, or claim or right or any benefit arising in connection therewith for the assignment thereof, to Purchaser (it being agreed and understood, however, that, without limiting Purchaser’s obligation hereunder to assume the Assumed Liabilities, neither Seller nor Purchaser shall be required hereunder to make any expenditure or otherwise incur any Liability, cost or expense to obtain such consents, individually or in the aggregate, which Seller or Purchaser, as the case may be, deems to be unreasonable).  If and for so long as such consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of Seller in connection with such Acquired Asset (including under any applicable Contract), so that Purchaser would not in fact receive all such rights, Seller and Purchaser agree that each shall be obligated to the other as if such assignment had taken place and, with respect to all other Persons with rights under any such Acquired Asset (including as a counterparty to any such Contract), Seller shall remain obligated in respect thereof (or to the party thereto in respect of any Contract) and shall fully perform all of Seller’s rights and obligations in connection therewith (or under such Contract), in accordance with Purchaser’s requests and on Purchaser’s behalf (but at Purchaser’s expense), such that Purchaser receives all of the benefits related to such Acquired Asset (including under any applicable Contract); provided that where the performance of Seller’s rights and obligations in connection with any applicable Contract in accordance with Purchaser’s requests and/or on Purchaser’s behalf would constitute a breach or other contravention of such Contract, Seller and Purchaser hereby agree to cooperate in a mutually agreeable alternative arrangement under which Purchaser shall obtain the benefits and assume the obligations related thereto.  Seller will promptly pay to Purchaser when received all amounts received by Seller under or otherwise related to any such Acquired Asset or any claim or right or any benefit arising thereunder or otherwise related thereto.  Purchaser will assume all Liabilities of Seller in respect of such Acquired Assets (including under any applicable Contract) and shall promptly pay to Seller any amounts required in connection with such performance.  For the avoidance of doubt, from and after the Closing, Seller shall not take any action, omit to take any action or suffer to exist any set of facts (including in connection with the Seller Liquidation), that would, or would reasonably be expected to, limit its ability to enforce, for the benefit of Purchaser, any and all such rights of Seller against the other Persons (or counterparties) contemplated above or to pay such amounts to Purchaser when received (provided that this Section 2.03(d) shall not prevent Seller from making liquidating distributions to Seller Shareholders in connection with the Seller Liquidation pursuant to Section 5.08).

Designated Purchasers

2.04                           From time to time not less than five (5) Business Days prior to the Closing Date, with the prior written approval of Seller (not to be unreasonably withheld or delayed), Purchaser may designate (a Designation) either (a) one or more controlled Affiliates of Purchaser or (b) any of the Seller Subsidiaries contemplated by the last sentence of this Section 2.04 as a “Designated Purchaser” hereunder (each such Person, a Designated Purchaser).  The Designation shall set forth (i) the name of the Designated Purchaser, (ii) the jurisdiction of organization of the Designated Purchaser (in the case of Designation contemplated by (a) above) and (ii) the Acquired Direct Subsidiary Shares or Acquired Assets that the Designated Purchaser shall acquire at the Closing or the Assumed Liabilities that the Designated Purchaser shall assume at the Closing.  Upon the Designation, each Designated Purchaser shall be deemed a “Purchaser” for all purposes of this Agreement (and any reference to Purchaser herein shall automatically be deemed to be a reference to such Designated Purchaser) and such Designated Purchaser shall automatically be assigned the rights and obligations under this Agreement necessary in connection with such Designation; provided that following such Designation, Purchaser shall be jointly and severally liable with each such Designated Purchaser to Seller for any Assumed Liabilities or other obligations assumed by such Designated Purchaser.  In the event that a Seller Subsidiary is designated as a Designated Purchaser (and such Designation is approved in writing by Seller), the parties agree that such Seller Subsidiary shall be acquired by Purchaser or another Designated Purchaser on the Closing Date, but prior to the consummation of such parts of the Acquisition and the other transactions contemplated hereby that are required to be performed by such Seller Subsidiary, following which, such Seller Subsidiary shall be a Designated Purchaser for all purposes contemplated hereby.  Seller hereby approves of the Designated Purchasers named on Exhibit 2.04 for purposes of the acquisition of the Acquired Direct Subsidiary Shares and Acquired Assets, and/or the assumption of the Assumed Liabilities, by such Designated Purchasers so identified on Exhibit 2.04.

III.                                 REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser, as of the date of this Agreement and as of the Closing Date, as follows:

Organization and Power

3.01                           Seller is duly organized and validly existing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all material governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted.

Authority; Execution and Delivery; Enforceability

3.02(a)             Seller has full corporate power and authority to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated hereby and thereby (except, in respect of Seller’s authority to consummate the Acquisition and the other transactions contemplated hereby and thereby, for the approval of the Acquisition and the other transactions contemplated hereby by the requisite number of votes at the Seller EGM).  The execution and delivery by Seller of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by it of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary action and no further action is required in connection therewith, other than approval of the Acquisition and the other transactions contemplated hereby by the requisite number of votes at the Seller EGM.  Seller has duly executed and delivered this Agreement and on or prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except (i) to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally, and by principles of equity regarding the availability of remedies (whether in a proceeding at law or in equity) and (ii) with respect to any provision constituting an agreement to agree to matters in the future.

(b)                                 Each Direct Subsidiary has full corporate power and authority to execute each Ancillary Agreement to which each such Direct Subsidiary is specified to be a party (or will have the authority prior to execution thereof), and to consummate the Acquisition and the other transactions contemplated hereby and thereby (except, in respect of a Direct Subsidiary’s authority to consummate the Acquisition and the other transactions contemplated hereby and thereby, for the approval of the Acquisition and the other transactions contemplated hereby by the requisite number of votes at the Seller EGM).  The execution and delivery by each Direct Subsidiary of each Ancillary Agreement to which such Direct Subsidiary is specified to be a party, and the consummation by such Direct Subsidiary of the Acquisition and the other transactions contemplated hereby and thereby have been or will be duly authorized by all necessary action by such Direct Subsidiary and no further action is or will be required by such Direct Subsidiary in connection therewith, other than approval of the Acquisition and the other transactions contemplated hereby by the requisite number of votes at the Seller EGM.  Each Direct Subsidiary, on or prior to the Closing, will have duly executed and delivered each Ancillary Agreement to which it is specified to be a party, and, upon such execution, each such Ancillary Agreement will constitute, such Direct Subsidiary’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally, and by principles of equity regarding the availability of remedies (whether in a proceeding at law or in equity).

Title

3.03                           Seller has good and valid title to all of the Acquired Direct Subsidiary Shares and one or more of the Seller Subsidiaries has good and valid title to all of the Material Subsidiary Shares, in each case, free and clear of all Liens (other than Liens:  (a) which shall be released on or prior to Closing, (b) arising from the Netherlands Minority Rights and (c) created by or through the actions of Purchaser), and Seller or such applicable Seller Subsidiary is the sole and exclusive record and beneficial owner of all of the Acquired Direct Subsidiary Shares and Material Subsidiary Shares, as the case may be (other than the shares of European Radio Investments Ltd., which are held in trust).  At the Closing, good and valid title to the Acquired Direct Subsidiary Shares will pass to Purchaser, free and clear of any Liens (other than the Liens described in clauses (b) or (c) of this Section 3.03).

Organization of the Seller Subsidiaries

3.04                           Each of the Direct Subsidiaries and Material Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation.  Each of the Direct Subsidiaries and Material Subsidiaries has full corporate power and authority, and except as disclosed in Seller’s annual report on Form 20-F for 2004 as filed with the US SEC in June 30, 2005, possesses all material franchises, licenses, permits, authorizations and approvals of Governmental Entities necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted.  Each of the Direct Subsidiaries and Material Subsidiaries is duly qualified to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business, or the ownership, leasing or holding of its properties makes such qualification necessary, except where the failure to be so qualified has not had, and is not reasonably likely to have, a material adverse effect on the Business or any Seller Subsidiary, or on the ability of Seller or any Seller Subsidiary to perform its obligations under this Agreement or the Ancillary Agreements (as the case may be) or to consummate the Acquisition and the other transactions contemplated hereby and by the Ancillary Agreements (as the case may be).

Capital Stock of the Seller Subsidiaries

3.05                           Exhibit 3.05 sets forth, for each Direct Subsidiary and Material Subsidiary, the amount of its authorized and outstanding capital stock and the legal and beneficial owners thereof.  All the outstanding shares of capital stock of each Direct Subsidiary and Material Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable, and, to the extent that such shares were issued either to Seller or by a Person that at the time of such issuance was a subsidiary of Seller, were issued in material compliance with Applicable Law and all applicable Contracts.  Other than securities listed on Exhibit 3.05 and the Subsidiary Shares, there are no outstanding securities having the right to vote on any matters on which holders of Subsidiary

Shares may vote.  Other than as indicated on Exhibit 3.05, there are not any options, warrants, rights, convertible, exercisable or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Seller or any Seller Subsidiary is a party or by which any of them is bound (i) obligating any Person to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible into, or exercisable or exchangeable for any capital stock of or other equity interest in, any Direct Subsidiary or Material Subsidiary or (ii) obligating Seller or any Direct Subsidiary or Material Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking.  There are no outstanding Contracts to which Seller or any Direct Subsidiary or Material Subsidiary is a party or is otherwise bound to repurchase, redeem or otherwise acquire any shares of capital stock of Seller, any Direct Subsidiary or any Material Subsidiary (as the case may be).

US SEC Filings

3.06                           Each form, report, statement and document required to be filed by Seller with the US SEC and the NNM since December 31, 2002 (the Seller SEC Reports) (i) was timely filed and was prepared in all material respects in accordance with the requirements of the US Securities Act, the US Exchange Act and the rules and regulations of the NNM, as the case may be (including all then-applicable rules and regulations relating to accounting and financial presentation) and (ii) did not at the time it was filed (or if amended or superseded by a filing prior to the date hereof, then as of and on the date so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  Seller has not received notice from the US SEC or the NNM that any matter in respect of the Seller SEC Reports (including with respect to its accounting policies or practices) are currently the subject of any review, written inquiry or investigation.  Seller has not filed any report, statement or document (or any exhibit, annex or schedule thereto) with the US SEC pursuant to which Seller requested confidential treatment for all or any portion thereof.

No Other Brokers

3.07                           No broker, finder or investment banker (other than Seller Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Acquisition or the other transactions contemplated hereby or by the Ancillary Agreements based upon arrangements made by or on behalf of Seller, any Seller Subsidiary or either of their respective Affiliates.

IV.                                REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller, as of the date of this Agreement and as of the Closing Date, as follows:

Organization and Power

4.01                           Purchaser is duly organized and validly existing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all material governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted.

Authority; Execution and Delivery; and Enforceability

4.02                           Purchaser has full corporate power and authority to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated hereby and thereby.  The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by Purchaser of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary action and no further action is required in connection therewith.  Purchaser has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except (i) to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally, and by principles of equity regarding the availability of remedies (whether in a proceeding at law or in equity) and (ii) with respect to any provision constituting an agreement to agree to matters in the future.

Purchaser Acknowledgement

4.03                           Purchaser acknowledges that none of Seller, any of its Affiliates or any other Person acting on its or their behalf has, except as set forth in this Agreement and except as is or may be agreed to be set forth in any Ancillary Agreement, made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Business furnished or made available to Purchaser and its representatives.

Interim Financing Agreement; Equity Commitment Letters

4.04(a)    Purchaser has entered into an agreement with one or more lending institutions, pursuant to which such lending institutions have agreed to provide to Purchaser or its Affiliates debt financing in connection with the transactions contemplated hereby, subject to the terms and conditions set forth therein (the Interim Financing Agreement).  A true and complete copy of the executed Interim Financing Agreement has been made available to Seller on or prior to the date hereof.  The Interim Financing Agreement constitutes the valid and binding obligation of Purchaser and effectiveness thereof is not subject to the execution and delivery of any Contracts other than those as to which the execution and delivery thereof is identified as a condition precedent in the Interim Financing Agreement.

(b)                                 A true and complete copy of each executed Equity Commitment Letter has been made available to Seller on or prior to the date hereof.  The Equity Commitment Letters constitute the valid and binding obligation of the parties thereto and effectiveness thereof is not subject to any conditions other than those set forth in Section 2 of each Equity Commitment Letter.

V.                                    COVENANTS

Conduct of Business

5.01(a)    From the date of this Agreement to the Closing, except (A) as contemplated by the terms of this Agreement, (B) as required by Applicable Law or (C) as required in connection with the consummation of the transactions described herein (including matters in preparation for the Seller Liquidation), Seller shall cause the Business to be conducted and each Seller Subsidiary to be operated in the ordinary course of business consistent with past practice and on an arm’s length basis, and, to the extent consistent therewith, Seller shall use its reasonable best efforts to preserve the Business.  Without limiting the generality of the foregoing, except (A) as contemplated by the terms of this Agreement, (B) required by Applicable Law or (C) as required in connection with the consummation of the transactions described herein (including matters in preparation for the Seller Liquidation), Seller shall not and shall not permit any Seller Subsidiary to do, any of the following without the prior written consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed):

(i)                       amend or otherwise modify:  (A) Seller’s Governing Documents in any respect or (B) the Governing Documents of any Seller Subsidiary in any material respect;

(ii)                    except in respect of:  (A) any dividend, distribution or other payment by a Seller Subsidiary to Seller or another Seller Subsidiary and the distribution of a dividend by SBS Broadcasting B.V. contemplated by Section 5.05(d) or (B) repayment of principal or interest with respect to intercompany Liabilities by a Seller Subsidiary to Seller or another Seller Subsidiary, in either case, from the date hereof to the date that is five (5) Business Days prior to the Closing Date:  (I) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its securities or (II) repay any amount of principal or interest with respect to intercompany Liabilities;

(iii)                 except pursuant to Contracts in effect on the date hereof and disclosed to Purchaser, reclassify, combine, split, subdivide or otherwise amend the terms of, or redeem, repurchase or otherwise acquire, directly or indirectly, any of its outstanding equity or debt securities (or securities convertible into, or exercisable or exchangeable for equity or debt securities);

(iv)                except pursuant to Contracts in effect on the date hereof and disclosed to Purchaser, issue, sell, pledge, grant, transfer or otherwise dispose of (or authorize the issuance, sale, pledge, grant, transfer or other disposition), or create, permit, allow or suffer to exist any Lien (other than a Permitted Lien) in respect of: (A) any shares of capital stock of any Seller Subsidiary or any other securities convertible into or exchangeable or exercisable for any shares of such capital stock (or any other derivative securities thereof), or (B) any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of any Subsidiary;

(v)                   except (A) for any retention or employment Contract, plan or arrangement entered into or established in connection with the consummation of the transactions contemplated hereby and listed on Exhibit 5.01, (B) in connection with the renewal of an existing employment or service Contract in the ordinary course of business or (C) for any increase in compensation or benefits contemplated under Contracts in effect on the date hereof: (I) grant any increase in compensation or benefits, or otherwise increase the compensation or benefits payable, or to become payable, to any director, officer or employee of, or any consultant to, Seller or any Seller Subsidiary, or grant any rights to retention, severance or termination pay to, or enter into any new (or amend any existing) employment, retention, severance or other Contract with, any such Person, in excess of €150,000 per year individually or €1,000,000 per year in the aggregate (provided that in respect of any new Contract with a Person hired to replace any Person, only amounts in excess of the amounts due to such Person’s predecessor shall apply to the foregoing limitations) or (II) adopt any new or amend any existing employee benefit plan, including amending or modifying the period (from that currently provided for) of exercisability of options granted under any employee benefit plan or authorizing cash payments in exchange for any options to acquire securities granted thereunder (except as contemplated in Section 5.11);

(vi)                except in respect of any Seller Subsidiary incorporated in Norway, enter into, adopt, extend, renew or amend in any material respect any collective bargaining agreement or other Contract with any labor organization, union or association;

(vii)             except for borrowings under lines of credit and other credit agreements in effect on the date hereof and disclosed to Purchaser:  (A) incur or assume any indebtedness for borrowed money or guarantee any such indebtedness, or issue any other debt securities or (B) assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the indebtedness of any Person that in the case of (A) and (B) together exceed €5,000,000 in the aggregate (provided that indebtedness to be refinanced at Closing shall be drawn down, if at all, not less than five (5) Business Days prior to the Closing Date);

(viii)          except (A) pursuant to Contracts in effect on the date hereof and disclosed to Purchaser or (B) in the ordinary course of business, purchase, sell, transfer, lease, license or otherwise dispose of any real or personal property or other assets of Seller or any Seller Subsidiary in a transaction with an economic value in excess of €500,000 individually or €5,000,000 in the aggregate (provided that in the case of any lease or license, such economic value shall equal the annual rental or similar payment due thereunder);

(ix)                  except (A) in respect of the renewal of any lease or Contract in effect as of the date hereof and disclosed to Purchaser which Contract is due to terminate or capable of being terminated within one year of the date hereof or (B) in the ordinary course of business, enter into, modify, amend, terminate, permit the lapse of or renew any lease or other material Contract relating to real property in a transaction with an economic value in excess of €500,000 individually or €1,000,000 in the aggregate (provided that in the case of any lease, such economic value shall equal the annual rental due thereunder);

(x)       create, permit, allow or suffer to exist any Lien, other than Permitted Liens and Liens securing indebtedness permitted to be incurred pursuant to Section 5.01(a)(vii)(A) above;

(xi)      make any Tax election or settle or compromise any Tax liability or Tax asset, in excess of €1,000,000 in any individual case;

(xii)     except (A) pursuant to Contracts in effect on the date hereof and disclosed to Purchaser or (B) for transactions that have been approved by the Board prior to the date hereof and have been disclosed to Purchaser, make any acquisition of, or investment in: (I) any assets of any other Person (or any division or business unit of such Person) or (II) any securities of, or other interest in, any other Person, in the case of either of (I) or (II), whether by stock or asset acquisition, merger or otherwise, in excess of €3,000,000 in the aggregate;

(xiii)    make capital expenditures that exceed €1,500,000 in the aggregate, other than as contemplated by Seller’s current capital expenditure budget;

(xiv)    other than as contemplated by Seller’s current programming expenditure budget, make any programming expenditure, or enter into new programming Contracts or make new commitments in relation to existing programming Contracts, other than expenditures, or commitments or Contracts that do not exceed €1,500,000 per annum individually or €5,000,000 per annum in the aggregate;

(xv)     except to the extent already provided by any provision of this Section 5.01(a), enter into, terminate, materially amend (or agree to do any of the foregoing) any Contract with a remaining economic value in excess of €5,000,000 in any individual case;

(xvi)    other than (A) in respect of this Agreement, the Acquisition and the other transactions contemplated hereby or (B) against Purchaser or its Affiliates, settle or compromise (or enter into any Contract to settle or compromise) any claim, action, suit, litigation, proceeding, arbitration, investigation or other controversy with an aggregate value in excess of €2,500,000 (provided that no settlement or compromise in respect of any matter contemplated by clause (A) above with a Person other than Purchaser or an Affiliate of Purchaser shall give rise to, or otherwise constitute, an Assumed Liability hereunder unless Purchaser has agreed in writing to such settlement or compromise); or

(xix)    authorize or enter into any Contract or otherwise make any commitment to do any of the foregoing.

(b)                                 To the extent permitted by Applicable Law, in connection with the continuing operation of the business of Seller and the Seller Subsidiaries between the date of this Agreement and the Closing, Seller shall promptly notify and consult on a regular basis with the representatives for Purchaser to report material operational developments and the general status of ongoing operations pursuant to procedures reasonably requested by Purchaser or such representatives. Seller acknowledges that any such consultation shall not constitute a waiver by Purchaser of any rights it may have under this Agreement, and that Purchaser shall not have any Liability or responsibility for any actions of Seller or any Seller

Subsidiary, or any of its or their respective officers, directors or employees, or with respect to matters that are the subject of such consultations.

Seller EGM; Seller EGM Materials

5.02(a)             Seller will take all action necessary in accordance with Applicable Law and its Governing Documents to convene, at the earliest practicable time after the date hereof, an extraordinary general meeting (together with any adjournment or postponement thereof, the Seller EGM) of the shareholders of Seller (the Seller Shareholders) convened to consider the approval by the Seller Shareholders of the Acquisition and the other transactions contemplated hereby and shall submit the Acquisition and the other transactions contemplated hereby for approval by the Seller Shareholders at the Seller EGM.  For the avoidance of doubt, in the event that a quorum is not present in connection with the calling of the Seller EGM, Seller shall continue to take all action required hereunder until the Seller EGM is convened in accordance with Applicable Law and its Governing Documents.

(b)                                 Seller, through its Special Committee and Board of Directors (with interested directors not participating), shall unconditionally and fully recommend approval of the Acquisition and the other transactions contemplated hereby by the Seller Shareholders at the Seller EGM to the fullest extent possible under Applicable Law.

(c)                                  Seller shall:

(i)            as promptly as practicable following the date hereof (and under the direction and control of the Special Committee), prepare and circulate to the Seller Shareholders a notice of extraordinary meeting and related Seller Shareholder circular with respect to the Seller EGM (together with all other material documents to be provided to Seller Shareholders under Applicable Law in connection with the Seller EGM, the Seller EGM Materials);

(ii)           as promptly as practicable after receipt thereof, provide Purchaser with copies of any written comments, and advise Purchaser of any oral comments or communications, regarding the Seller EGM Materials received from any such Governmental Entity (to the extent not prohibited by Applicable Law);

(iii)          provide Purchaser with a reasonable opportunity to review and comment on the Seller EGM Materials prior to submission thereof to any applicable Governmental Entity or to the Seller Shareholders (and the reasonable comments of Purchaser shall be considered by Seller in connection therewith); and

(iv)          promptly provide Purchaser with a copy of all such Seller EGM Materials so submitted (to the extent not prohibited by Applicable Law).

(d)                                 Seller agrees that the information provided by it for inclusion in the Seller EGM Materials and each amendment or supplement thereto (taken together) shall not, at the time submitted to any applicable Governmental Entity, at the time provided to Seller Shareholders and at the time of the Seller EGM, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  At each such time, the Seller EGM Materials will comply as to form in all material respects with the requirements of Applicable Law.  If at any time prior to the Seller EGM, there shall occur any event with respect to Seller or any of the Seller Subsidiaries, or with respect to any information provided by Seller for inclusion in the Seller EGM Materials, which event is required to be described in an amendment or supplement thereto, such amendment or supplement shall be promptly filed with all applicable Governmental Entities as required by Applicable Law and disseminated to the Seller Shareholders.

(e)                                  Purchaser shall cooperate with Seller in the preparation by Seller of the Seller EGM Materials and in connection therewith, Purchaser shall furnish such information relating to Purchaser and its Affiliates as Seller may reasonably request for inclusion in the Seller EGM Materials (such information so furnished by Purchaser for such inclusion, in the form so furnished, the Purchaser Information).  So long as Seller has provided Purchaser with an opportunity to review and comment on the Seller EGM Materials, Purchaser agrees that, with respect to Purchaser Information that is included in the Seller EGM Materials, such Purchaser Information shall not, at the time submitted to any applicable Governmental Entity, at the time provided to Seller Shareholders and at the time of the Seller EGM, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Access to Information; Financing Cooperation

5.03(a)    Seller shall, and shall cause the Seller Subsidiaries to, afford to Purchaser and its lenders and its and their accountants, legal advisors, financial advisors and other agents and representatives, reasonable access (during regular business hours upon reasonable notice and after consultation) during the period prior to the Closing, to all the personnel, properties, books, contracts, commitments, Tax returns and records of Seller and the Seller Subsidiaries, and, during such period, shall furnish promptly to Purchaser any information concerning Seller or any Seller Subsidiary, in each case, as Purchaser may reasonably request; provided that the foregoing shall not require Seller to afford any access, or furnish any information, which in the reasonable judgment of Seller would (a) result in the disclosure of any trade secrets of third parties or violate any obligation of Seller with respect to confidentiality or (b) conflict or interfere with the ability of Seller to conduct its business in the ordinary course. Purchaser will hold and will cause its subsidiaries, officers, employees and representatives (including its advisors) to hold in confidence all documents and information concerning Seller and its Affiliates furnished to Purchaser in connection with the transaction contemplated by this Agreement pursuant to the terms of the Confidentiality Agreement (as if Purchaser were a party subject thereto).

(b)                                 (i)                                     Seller will, and will cause the Seller Subsidiaries (and its and their respective officers, directors, employees, accountants, attorneys, advisers and other agents), to, in connection with the arrangement of any financing (the Acquisition Financing Facilities) to be consummated in connection with the Closing in respect of the Acquisition and the other transactions contemplated by this Agreement, provide to Purchaser and its Affiliates all reasonable and customary cooperation, including: participation in meetings and reasonable update due diligence sessions, preparing offering memoranda and other offering documents and executing and delivering any commitment or financing letters, pledge and security documents, other definitive financing documents, or other requested certificates or documents as may be reasonably requested by Purchaser.  Seller’s obligations under this Section 5.03(b) shall be subject to the following: (A) the terms and conditions of such financing may not require the payment of any commitment or other fees by Seller or the incurrence of any Liabilities by Seller or, prior to Closing, any of the Seller Subsidiaries, (B) Seller shall not be required to take any action that in Seller’s good faith belief may adversely affect its ability to effect the Seller Liquidation as promptly as practicable following the Closing, (C) no offering memoranda, due diligence reports or other offering documentation, other than short-form memoranda (teasers) that do not contain any Confidential Information (as defined in the Confidentiality Agreement), will be distributed by or on behalf of Purchaser to any prospective member of a bank syndicate and Seller shall have no obligation to meet or participate in due diligence sessions with any prospective member of any bank syndicate (other than lending institutions party to the Interim Financing Agreement), it being understood that the foregoing provisions of this clause (C) shall no longer apply from the date the condition in Section 6.01(c) has been satisfied, provided that (1) confidentiality undertakings will be obtained from each prospective member of any bank syndicate in respect of any Confidential Information to be furnished thereto, (2) Seller will make management available (x) to review and comment on a bank presentation prepared by Purchaser and its mandated lead arrangers under the Acquisition Financing Facilities, (y) to give such presentation once to prospective members of any bank syndicate and (z) to attend and participate in one question and answer session with prospective members of such bank syndicate, and (3) other than as provided in this clause (C), syndication of the Acquisition Financing Facilities shall occur after Closing and (D) for the avoidance of doubt, the parties acknowledge that arrangement of Acquisition Financing Facilities is not a condition to Purchaser’s obligations hereunder).

(ii)                                  Seller will, and will cause the Seller Subsidiaries to, on or prior to the Closing, on request of Purchaser made within 20 Business Days following the date hereof, subject to the prior written approval of Seller (which approval shall not be unreasonably withheld and shall be provided or not provided within five (5) Business Days after such request):  (A) become borrowers under the Acquisition Financing Facilities to refinance intercompany indebtedness of the Seller Subsidiaries to Seller or indebtedness under the Senior Financing Agreements and take such actions and enter into or furnish any agreements, instruments or other documents reasonably requested by the arrangers of the Acquisition Financing Facilities and satisfactory to Seller in connection therewith and (B) agree with Purchaser an amendment to this Agreement satisfactory to Seller and necessary or appropriate to reflect such refinancing (provided that the terms and conditions thereof may not require the payment of any commitment or other fees by Seller or the incurrence of any Liabilities by Seller or, prior to Closing, any of the Seller Subsidiaries).

Confidentiality; Confidentiality Agreements

5.04                           Throughout the Restricted Period, Seller shall keep confidential, and use its reasonable best efforts to cause its Affiliates and its and their officers, directors, employees, accountants, legal advisors, financial advisors and other agents and representatives to keep confidential, all information relating to the Business, the Seller Subsidiaries and the Acquisition (including all negotiations and discussions, whether written or oral, relating to the Acquisition, Purchaser or its Affiliates) except (i) for information that is available to the public on the Closing Date or thereafter becomes available to the public other than as a result of a breach of this Section 5.04 or (ii) as (A) required by Applicable Law or (B) required in connection with the Seller Liquidation (in either case, following reasonable notice to, and after consultation with, Purchaser); provided that if Seller becomes obligated or is requested to disclose any such information pursuant to Applicable Law, Seller shall promptly notify Purchaser so that Purchaser may have an opportunity to seek a protective order or other appropriate remedy that will permit Seller to avoid such disclosure and if such protective order or other remedy is not obtained, Seller will disclose only that portion of any such information as Seller is obligated to disclose pursuant to such Applicable Law, and will use its reasonable efforts to obtain assurances that confidential treatment will be obtained with respect to any such non-public information so disclosed.  The foregoing shall not prohibit:  (1) the disclosure of information by Seller (on the one hand) or Purchaser and its Affiliates (on the other hand) in the Seller EGM Materials or as otherwise required to be filed with the US SEC in connection with the entering into of this Agreement or any Ancillary Agreement, or the consummation of the Acquisition or the other transactions contemplated hereby and thereby (provided that Section 5.02 is complied with) and (2) the making of any press release or other similar announcement concerning this Agreement and the Acquisition by either party (provided that before making any such press release or similar announcement, each party shall have a reasonable opportunity to review and comment on such press release or other announcement prior to the public release thereof (and the reasonable comments of the other party shall be taken into account by the party making such press release or other announcement)).  Upon the consummation of the Acquisition, the Confidentiality Agreement and the related confidentiality undertakings of Kohlberg Kravis Roberts & Co. Ltd. and other advisors in connection with the Acquisition shall terminate.

Reasonable Best Efforts; Regulatory Approvals; Other Consents, Waivers and Approvals; Other Seller Subsidiary Matters

5.05(a)    On the terms and subject to the conditions of this Agreement, and except as specifically provided in this Agreement, each party shall use its respective reasonable best efforts to cause the Closing to occur, including taking all reasonable actions necessary to comply promptly with requirements of Applicable Law that may be imposed on it or any of its Affiliates with respect to the Closing.

(b)                                 Each of Seller and Purchaser shall as promptly as practicable (but in no event later than 10 Business Days following the execution and delivery of this Agreement for the approvals contemplated by Section 6.01(a)), make all necessary filings with all Governmental Entities. To the extent permitted under Applicable Law, each of Seller and Purchaser shall furnish to the other (i) such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary in connection with the filings to be made pursuant to the first sentence of this Section 5.05(b) and (ii) copies of all filings (and written communications made in connection therewith) made pursuant to the first sentence of this Section 5.05(b).

Seller and Purchaser shall keep each other fully apprised of the status of any communications with, and any inquiries or requests for additional information from, any of the Governmental Entities in respect of which the filings in the first sentence of this Section 5.05(b) were made, and shall comply promptly with any such inquiry or request.  Each party shall use its reasonable best efforts to obtain any clearance required from any of the Governmental Entities in respect of which the filings in the first sentence of this Section 5.05(b) were made for the consummation of the transactions contemplated by this Agreement; provided that nothing in this Agreement shall require either party or their respective Affiliates to sell, license, waive any rights in or to, or otherwise dispose of or hold separate or in trust any part of its assets or business, enter into a Contract or other arrangement (including a consent decree) with any Governmental Entity or litigate against any Governmental Entity.

(c)                                  Prior to the Closing, each party shall use its reasonable best efforts to make all notices required and to obtain, and to cooperate in obtaining, all consents, waivers and approvals from other Persons necessary or appropriate to permit the consummation of the Acquisition.  Without limiting the generality of the foregoing, Seller shall use its reasonable best efforts to provide all notices and follow all of the other applicable terms and conditions in relation to, and each party shall use its reasonable best efforts to obtain all consents, waivers and approvals under: (i) the Senior Financing Agreements and (ii) the Contracts listed on Exhibit 5.05(c). Seller shall provide Purchaser with copies of all notices and other communications to all Persons in relation to the Contracts and Governing Documents contemplated by clauses (i) and (ii) of this Section 5.05(c), and Seller shall provide Purchaser with a reasonable opportunity to review and comment on such notices and other communications prior to release thereof (and the reasonable comments of Purchaser shall be considered by Seller in connection therewith).  Seller shall keep Purchaser reasonably apprised of the status of any communications with, and any inquiries or requests for additional information from, any Person in respect of such Contracts and Governing Documents, and Seller shall not make any arrangements, grant any waiver or enter into or amend any Contract with any such Person in connection with obtaining any such consents, waivers or approvals in any manner that would prejudice the interests of Purchaser (including Purchaser’s interests following the Closing) without the prior consent of Purchaser.

(d)                                 Seller shall cooperate with Purchaser to agree steps to cause SBS Broadcasting B.V., in a manner consistent with Applicable Law and the Netherlands Shareholders Agreements, prior to Closing to pay one or more dividends, distributions or other similar payments to the holders of its shares of capital stock.

(e)                                  Seller at all times on and after the date hereof and prior to the Closing Date, and Purchaser, at all times on and after the Closing Date, each hereby agrees to cause the Netherlands Subsidiaries to comply with their obligations under the Netherlands Minority Rights, including in connection with the transfer of the SBS Nederland B.V. Shares from Seller to Purchaser under this Agreement.  Seller shall provide Purchaser with copies of all notices and other communications to all Persons made in relation to the foregoing, and Seller shall provide Purchaser with a reasonable opportunity to review and comment on such notices and other communications prior to release thereof (and the reasonable comments of Purchaser shall be considered by Seller in connection therewith).  Seller shall keep Purchaser reasonably apprised of the status of any communications with, and any inquiries or requests for additional information from, any Person in respect of the foregoing, and Seller shall not, and prior to Closing shall not permit the Netherlands Subsidiaries to, make any arrangements, grant any waiver or enter into or amend any Contract in connection with such transfer, without the prior consent of Purchaser.  Seller and Purchaser hereby agree that no adjustment to the Purchase Price shall be made as a result of the Netherlands Minority Rights or any exercise of rights, decision, notice or other action by the Netherlands Minority Holders with respect thereto.

(f)                                    In respect of any Tax returns of Seller which relate to Taxes for which Purchaser is or could be liable under this Agreement or otherwise: (i) at a reasonable time prior to the filing of any such Tax returns, Seller shall furnish Purchaser with a completed copy of any such Tax returns for Purchaser’s review and comment; (ii) no such Tax return shall be filed with any Governmental Entity, nor, following Closing, shall Seller make any Tax election or settle or compromise any Tax liability or Tax asset, in either case under this clause (ii), without Purchaser’s prior written consent, such consent not to be unreasonably withheld or delayed; (iii) unless otherwise agreed, such Tax return shall be prepared on a basis consistent with the past practice of Seller; and (iv) following Closing, Seller shall cooperate (and shall cause its auditors and representatives to cooperate), with Purchaser in preparing and filing any such Tax returns, including maintaining and making available to Purchaser all records in Seller’s possession necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes (and in that regard, Seller acknowledges that Purchaser may require access, from time to time, after the Closing Date, to certain accounting and Tax records and information of Seller, and further agrees that Seller shall: (A) use its reasonable best efforts to properly retain and maintain such records (or to deliver copies of such records to Purchaser) until such time as it is agreed that such retention and maintenance is no longer necessary and (B) to allow Purchaser and its agents and representatives, at mutually acceptable times and dates, to inspect, review and make copies of such records as may be necessary or appropriate from time to time).  Without limiting the generality of the foregoing, following Closing, unless otherwise required by Applicable Law or the relevant Governmental Entities, Seller shall not communicate with Governmental Entities in respect of any of the matters contemplated by this Section 5.05(f) without consulting Purchaser in advance and, to the extent not prohibited by such Governmental Entity, allowing Purchaser the opportunity to attend and participate in connection therewith.

Use of Name

5.06                           Promptly following the Closing Seller shall amend its Governing Documents to change its name to a name not including or similar to any of the names or words “SBS” or “SBS Broadcasting” and Seller shall not thereafter (except in communications required under Applicable Law in connection with the Seller Liquidation) use those names or other names acquired by Purchaser hereunder or names confusingly similar thereto.

Further Assurances

5.07                           From time to time, as and when requested by any other party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions (subject to Section 5.05), as such other party may reasonably deem necessary or desirable to consummate the Acquisition and the other transactions contemplated by this Agreement (including the Seller Liquidation pursuant to

Section 5.08), including, in the case of Seller, executing and delivering to Purchaser such stock powers, assignments, deeds, bills of sale, consents and other instruments as Purchaser or its counsel may reasonably request as necessary or desirable for such purpose.

Seller Liquidation

5.08(a)             The Seller Shareholders will be asked at the Seller EGM to:  (i) authorize and approve the Seller Liquidation, the Liquidation Distribution and the payment of the Option Cancellation Amounts to holders of Seller Options conditional on the occurrence of the Closing, (ii) appoint one or more Persons to act as liquidator (the Liquidator) following Closing to administer the Seller Liquidation and (iii) fix the remuneration of the Liquidator.  As used herein, the term Liquidation Distribution means an amount equal to the sum of (i) the Purchase Price, together with any interest accrued thereon, plus (ii) any Options Exercise Proceeds, plus (iii) any Hedge Gains or Losses retained by Seller under Section 5.11(e), plus (iv) any amount retained by Seller under Section 5.09 for application to the Liquidation Distribution, less the aggregate amount of the Option Cancellation Amounts payable to holders of Seller Options.

(b)                                 Following the Closing, Seller shall take all actions reasonably required to:  (i) cause the distribution of the Liquidation Distribution in one or more liquidation distributions to the Seller Shareholders (it being the firm intention of Seller that a single provisional distribution be made of the entire amount of the Liquidation Distribution as promptly as practicable after Closing), (ii) file all necessary applications and forms with Euronext Amsterdam, the NNM and the US SEC to enable Seller, as promptly as practicable following the Closing, and subject to Applicable Law, to suspend the listing and trading of the Seller Shares on, and to delist it from, Euronext Amsterdam and the NNM, to terminate the registration of the Seller Shares under the US Exchange Act and to suspend the Seller’s reporting obligations thereunder, (iii) prepare and file all Tax returns required under Applicable Law, (iv) meet obligations in respect of the Seller Options and (v) otherwise take actions determined by the Liquidator to be consistent with Seller’s obligations under this Agreement and reasonably necessary in connection with the winding up, liquidation and dissolution of the Seller (collectively, the Seller Liquidation).   Purchaser shall, and shall cause its subsidiaries to, use its and their respective reasonable best efforts to assist Seller in connection with the Seller Liquidation, including taking actions that may be reasonably requested by Seller for such purpose, including granting Seller reasonable access to the Acquired Assets (provided that such access shall be subject to the same limitations on Purchaser’s access provided for in Section 5.03(a)).

(c)                                  From and after the Closing Date, and without limiting Purchaser’s assumption of the Assumed Liabilities under Section 2.01(c), Purchaser agrees to pay or cause to be paid to or on behalf of Seller, all documented fees, costs and expenses incurred by Seller in connection with the Seller Liquidation (the Liquidation Expenses).

Expenses

5.09                           Except as provided in Section 7.03(a), prior to the Closing, all fees, costs and other expenses (including Hedge Gains and Losses which are for the account of Seller) incurred in connection with this Agreement and the Ancillary Agreements, the Acquisition and the other transactions contemplated hereby and thereby shall be paid by the party incurring such fee, cost or other expense.  Notwithstanding the foregoing, on and after the Closing Date, Purchaser hereby agrees to pay or cause to be paid to or on behalf of Seller, Seller’s documented fees, costs and other expenses incurred in connection with the Acquisition (Acquisition Expenses); provided that Purchaser shall not be required under this Section 5.09 to pay more than €18,500,000, less the amount of any Acquisition Expenses paid from July 1, 2005 to the date that is 5 Business Days prior to the Closing after which time no further expenses shall be paid until Closing (a written statement with supporting documentation in respect of which amount shall be provided by Seller to Purchaser at Closing) (the Acquisition Expenses Cap) in the aggregate for all of the Acquisition Expenses.  At Closing, Seller shall retain an amount equal to the Acquisition Expenses Cap in a segregated account to pay Acquisition Expenses in accordance with this Section 5.09.  If and to the extent (i) Seller expects that the total Acquisition Expenses (less the amount paid prior to Closing) will be less than the Acquisition Expenses Cap, resulting in an excess amount, and (ii) the Per Share Liquidation Distribution Amount is expected to be less than €46.00, Seller may apply such excess amount to the Liquidation Distribution and Option Redemption Amounts until the Per Share Liquidation Distribution Amount is €46.00.  Seller will pay to Purchaser any remaining excess amount as soon as practicable.  For the avoidance of doubt, Purchaser agrees to pay or cause to be paid when due all Transfer Taxes payable by Seller.

Interim Financing Agreement; Equity Commitment Letters

5.10(a)             Purchaser shall not amend, modify or terminate, or grant any waivers under the Interim Financing Agreement, or cancel any commitments to fund the Purchase Price thereunder in manner that (i) reduces the aggregate amount of the financing committed thereunder (unless Purchaser contemporaneously obtains binding equity commitments in the amount of such reduction), (ii) makes the drawdown conditions thereunder more onerous on Purchaser or (iii) materially and adversely affects Purchaser’s ability to receive proceeds thereunder at the Closing sufficient to enable Purchaser to consummate the Acquisition on the terms contemplated hereby.  Purchaser shall not enter into any Acquisition Financing Facilities until Purchaser has received confirmation from the lender(s) thereunder, which confirmation shall be satisfactory to Seller (acting reasonably and without undue delay), that all conditions precedent to funding thereunder have been waived or are satisfied other than (A) those conditions precedent that are also conditions precedent to the financing committed under the Interim Financing Agreement; (B) conditions precedent relating to corporate authorizations, Governing Documents and officers certificates; (C) the absence of any outstanding Event of Default specified in the term sheet attached to the Commitment Letter to the Purchaser dated August 21, 2005 (the Term Sheet) as being a condition to initial funding of Certain Funds; (D) evidence that the payment of fees to such lenders or their agents will be satisfied on the Closing Date; and (E) the execution of all Finance Documents, Security Documents and other documents listed as conditions precedent to funding in part 8 of the Term Sheet, provided that any such documents that have not been executed as at the relevant date are in a final form agreed by the lenders, subject only to such changes as would not materially adversely affect the lenders’ interests.

(b)                                 Purchaser shall not amend, modify or terminate, or grant any waivers under, the Equity Commitment Letters, or cancel any commitments thereunder in manner that (i) reduces the aggregate amount of the equity committed thereunder, (ii) makes the drawdown conditions thereunder more onerous on Purchaser or (iii) materially and adversely effects Purchaser’s ability to receive proceeds thereunder at the Closing sufficient to enable

Purchaser to consummate the Acquisition on the terms contemplated hereby (it being agreed and understood that any amendment to and/or restatement of either of the Equity Commitment Letters described in clause (a) or (b) of the definition thereof solely to effect an assignment permitted by paragraph 7 thereof shall not be prohibited hereunder).

Seller Options Matters

5.11(a)    Promptly following the execution of this Agreement, Seller will open a segregated, euro-denominated account (the Options Exercise Proceeds Account), and will pay into that account the following amounts (together with any and all interest accrued thereon from the date such account is opened, the Options Exercise Proceeds):

(I)                                    in respect of all Seller Options that have been exercised in the period from July 1, 2005 to the date of this Agreement, an amount equal to the sum of (i) the euro amounts received by Seller as the exercise price for such Seller Options, and (ii) for options with an exercise price denominated in currencies other than the euro, an amount in euro equal to the product of the amount received in such currency multiplied by the average Noon Buying Rate for each Business Day from July 1, 2005 to the date hereof; and

(II)                                in respect of all Seller Options that are exercised between the date of this Agreement to the date five Business Days prior to the Closing Date, (i) the euro amounts received by Seller as the exercise price for such options, and (ii) for options with an exercise price denominated in currencies other than the euro, an amount in euro equal to the actual proceeds received by the Seller by converting such amounts into euro at spot rates in customary foreign exchange transactions.  The exercise of Seller Options will not be permitted for the five Business Day period prior to the Closing Date (although Seller Shares may be issued in respect of Seller Options exercised prior to such period until the date three Business Days prior to the Closing Date).

(b)                                 Two Business Days prior to the Closing Date, Seller shall provide Purchaser with a certificate signed by the Chief Financial Officer and General Counsel of Seller certifying (i) the number of options that have been exercised between July 1, 2005 and the Closing Date, (ii) the amount of euro proceeds received as the exercise price for such options, and (iii) the amount of proceeds in other currencies received as the exercise price for such options (determined as set forth in Section 5.11(a) above), and the aggregate amount of euros paid into the Options Exercise Proceeds Account in respect of or upon conversion of such amounts, together with any and all interest accrued thereon from the date such account is opened to such date.  Such certificate shall attach a bank statement for the Options Exercise Proceeds Account and a spreadsheet summarizing the options exercised, date of exercise, strike price, and proceeds paid into the Options Exercise Proceeds Account.

(c)                                  At or prior to Closing, Seller shall take all action required to cancel all Seller Options outstanding at the Closing Date in consideration of the payment of an amount in euro (the Option Cancellation Amount) equal to the difference between (I) the Per Share Liquidation Distribution Amount (as defined below) and (II) the euro exercise price for such Seller Option, or if the exercise price is denominated in a currency other than euro, the amount in euro equal to the exercise price multiplied by the Noon Buying Rate for the date two Business Days prior to the Closing Date (the sum in euros of the exercise prices for all such Seller Options being the Implied Exercise Amount).  The Per Share Liquidation Distribution Amount shall be an amount (calculated by the Liquidator as of the Liquidation Distribution Date) equal to the sum of (A) the Purchase Price, together with any interest accrued thereon, plus (B) the Options Exercise Proceeds, plus (C) the amount of any Hedge Gains or Losses retained by Seller pursuant to Section 5.11(e) below), plus (D) any amount Seller retains under Section 5.09 for application to the Liquidation Distribution, and plus (E) the Implied Exercise Amount, divided by the fully diluted number of Seller Shares outstanding at the Closing Date, calculated as if all Seller Options were exercised and the corresponding Seller Shares outstanding at such date.  On the Liquidation Distribution Date, Seller shall pay to each holder of Seller Options an amount equal to the relevant Option Cancellation Amount multiplied by the number of Seller Options held by such holder on the Closing Date.  If all the Liquidation Distribution is not able to be paid at the Liquidation Distribution Date, the aggregate Option Cancellation Amounts shall be reduced pro rata with the amount of the Liquidation Distribution that is not so distributed, and shall be paid by the Seller at the earliest practicable date thereafter (on a pro rata basis to the amount being distributed on such date to Seller Shareholders) with any subsequent liquidation distributions.

(d)                                 Seller shall, in a manner consistent with Applicable Law and past practice, deduct from any payments in respect of the Seller Options made to an employee, all applicable withholding Tax to be withheld in respect thereof by the Seller Subsidiary employing such employee, and Seller shall transfer all of such amounts to such Seller Subsidiary, such that such Seller Subsidiary can fulfill all applicable Tax withholding obligations regarding such compensation payments.  The Seller Subsidiary employing an employee shall be responsible for all social security payments due in respect of any payments in respect of the Seller Options made to such employee.

(e)                                  Except as provided in this Section 5.11, from the date hereof to the Closing, Seller shall not cancel, redeem, repurchase or acquire any options to acquire Seller Shares or convert any options to acquire Seller Shares into a right to receive cash from Seller (provided that this Section 5.11 shall not prohibit the exercise of such options to acquire Seller Shares pursuant to any “cashless” or “net” exercise feature permitted thereunder or pursuant to the payment to Seller of the exercise price thereof in cash in accordance with the terms thereof).  The parties agree that Seller shall be permitted to, subject to the approval of Purchaser, enter into one or more hedging Contracts between the date hereof and Closing (Hedge Agreements) with one or more financial institutions in respect of changes in the euro equivalent of the Seller Option exercise price where the exercise price is denominated in currencies other than the euro, the amounts received or paid pursuant to such Hedge Agreements being the Hedge Gains or Losses.  The approval of Purchaser for such Hedge Agreements shall not be unreasonably withheld or delayed if the cost associated with entering into the Hedge Agreements is €875,000 or less.  Seller shall retain all Hedge Gains or Losses, provided that if as a result of hedge gains from Hedge Agreements the Per Share Liquidation Distribution Amount is expected to exceed €46.00, the amount of such gains that Seller is entitled to retain as Excluded Assets shall be reduced by an amount up to the cost of entering into the Hedge Agreements.

No Solicitation

5.12(a)             Seller agrees that neither it nor any of the Seller Subsidiaries nor any of their respective officers, directors, employees, advisors, agents or representatives shall, directly or indirectly: (i) solicit, initiate, facilitate or encourage (including by furnishing any non-public information) the making by any Person (other than Purchaser and its Affiliates) of any Acquisition Proposal; (ii) enter into, participate or engage in discussions or negotiations concerning an Acquisition Proposal (and Seller, the Seller Subsidiaries and all such Persons shall immediately cease and cause to be terminated any existing discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal), or furnish or disclose to any Person any information with respect to or in furtherance of any Acquisition Proposal, or provide access to its properties or other information to any Person with respect to or in furtherance of any Acquisition Proposal; (iii) grant any waiver or release under any confidentiality, standstill or similar Contract with respect to Seller, any Seller Subsidiary or the Business; or (iv) execute or enter into any Contract or any non-binding arrangement (including any term sheet, letter of intent or similar document) with respect to any Acquisition Proposal, or approve, endorse or recommend or propose to approve, endorse or recommend any Acquisition Proposal or any Contract relating to any Acquisition Proposal (or resolve or authorize or propose to agree to do any of the foregoing actions).

(b)                                 Nothing contained in the foregoing Section 5.12(a) shall prevent Seller, at any time prior to approval at the Seller EGM by the requisite number of votes in favor of the Acquisition and the other transactions contemplated hereby, from providing information (pursuant to a confidentiality agreement in substantially the same form and on the same terms as the Confidentiality Agreement and which does not prevent or limit in any respect Seller from complying with its obligations under this Agreement) to, or engaging in any negotiations or discussions with, any Person or group of Persons who has made an unsolicited bona fide Acquisition Proposal, if, with respect to such actions (i) the Board of Directors and/or the Special Committee, after consultation with its outside legal counsel and independent financial advisor, determines in good faith that such actions are in the best interests of Seller Shareholders and (ii) the Board of Directors and/or the Special Committee determines in good faith that such Acquisition Proposal is a Superior Proposal or is reasonably likely to result in Superior Proposal.

(c)                                  Seller will notify Purchaser promptly (and in any event within 48 hours of receipt) if any proposal or offer relating to or constituting an Acquisition Proposal is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Seller or any of its officers, directors, employees, agents or representatives.  The notice shall be in writing and state the identity of the Person or group of Persons making such request or inquiry or engaging in such negotiations or discussions and the terms and conditions of any Acquisition Proposal.  Thereafter, Seller shall keep Purchaser fully informed on a prompt basis (and in any event within 48 hours of receipt) of any further communications in respect thereof, including (i) any material changes, additions or adjustments to the terms of any such proposal or offer and (ii) whether or not the Board of Directors and/or the Special Committee has determined that the Acquisition Proposal is or is reasonably likely to be a Superior Proposal and has authorized Seller to enter into discussions with such Person (but at all times subject to the provisions hereof).

(d)                                 Notwithstanding any other provision of this Agreement, if, prior to obtaining approval at the Seller EGM by the requisite number of votes in favor of the Acquisition and the other contemplated transactions hereby, the Board of Directors and/or the Special Committee determines, in its good faith judgment, that an Acquisition Proposal is a Superior Proposal, Seller may terminate this Agreement pursuant to Section 7.01(a)(vi), subject to Seller satisfying its obligations under Section 7.03(b) upon such termination; provided that: (i) Seller shall have provided at least five (5) Business Days prior written notice to Purchaser of its intention to terminate this Agreement in the absence of any further action by Purchaser; (ii) during such five (5) Business Day period, Seller agrees to negotiate (on an exclusive basis and in good faith) with Purchaser regarding such changes as Purchaser may propose to the terms of this Agreement; and (iii) the Board of Directors and/or the Special Committee shall have determined (after consulting with its outside legal counsel and independent financial advisor) that the Acquisition Proposal is a Superior Proposal, taking into account any modifications to the terms of this Agreement proposed in writing by Purchaser, and the Board of Directors and/or the Special Committee determines in good faith that such actions are in the best interests of Seller Shareholders.

(e)                                  Nothing contained in this Section 5.12 shall prohibit Seller from making such disclosure to the Seller Shareholders as, in the good faith judgment of the Board of Directors of Seller and/or the Special Committee (after receiving advice of its outside legal counsel), would be required under Applicable Law; provided that this clause shall not be deemed to permit Seller, the Board of Directors of Seller and/or the Special Committee (or any other committee) to withdraw or modify (or publicly propose to withdraw or modify) the recommendation of approval of the Acquisition or the other transactions contemplated hereby except as contemplated in 5.02(b).

VI.                                CONDITIONS PRECEDENT

Conditions to Each Party’s Obligation

6.01                           The obligation of Purchaser and Seller to consummate the Acquisition is subject to the satisfaction (or written waiver by each of the parties) on or prior to the Closing of the following conditions:

(a)                                  Governmental Approvals.

(i)                                     The European Commission shall have adopted a decision pursuant to Council Regulation (EC) No. 139/2004 of January 20, 2004 on the control of concentrations between undertakings (the EC Merger Regulation) declaring the Acquisition compatible with the common market (or such compatibility shall have been deemed to exist under Article 10(6) of the EC Merger Regulation), or, in the event that the European Commission adopts a decision pursuant to Article 9(3) of the EC Merger Regulation referring the review of all or part of the transactions contemplated hereby to a Governmental Entity of a Member State of the European Union (or is deemed pursuant to Article 9(5) of the EC Merger Regulation to have done so), such Governmental Entity (or any other Governmental Entity in the Member State concerned) shall have granted approval of the Acquisition or part thereof that was so referred;

(ii)                                  confirmation shall have been received from the Competition Commission (Wettbewerbskommission) in Switzerland that, pursuant to the Swiss Merger Regulation (Verordnung über die Kontrolle von Unternehmenszusammenschlüsse), the Acquisition may proceed;

(iii)                               confirmation shall have been received from the Romanian Competition Council (Council Consiliul Concurentei din Romania) in the Republic of Romania that, pursuant to the Competition Law of the Republic of Romania (Legea Concurentei 21/1996), the Acquisition may proceed.

(b)                                 No Injunctions or Restraints.  No Applicable Law shall have been enacted, entered, promulgated, enforced or issued after the date hereof by any Governmental Entity preventing the consummation of the Acquisition, and no other legal restraint, Judgment or prohibition preventing the consummation of the Acquisition shall have been imposed after the date hereof by a Governmental Entity and shall be in effect.

(c)                                  Seller Shareholder Approval.  The Acquisition and the other transactions contemplated hereby shall receive the requisite votes for approval at the Seller EGM.

Condition to Obligation of Purchaser

6.02                           The obligation of Purchaser to consummate the Acquisition is subject to the satisfaction (or written waiver by Purchaser) on or prior to the Closing Date of the condition that there shall have not been any material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Seller and Purchaser shall have received certificates to that effect in the form attached hereto as Exhibit 6.02, dated the Closing Date and executed by the (1) Chairman of the Board of Seller, (2) the Chief Executive Officer of Seller and (3) the Chief Financial Officer of Seller.

Condition to Obligation of Seller

6.03                           The obligation of Seller to consummate the Acquisition is subject to the satisfaction (or written waiver by Seller) on or prior to the Closing Date of the condition that there shall have not been any material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Purchaser and Seller shall have received a certificate to that effect in the form attached hereto as Exhibit 6.03, dated the Closing Date and executed by any two directors of Purchaser.

VII.                            TERMINATION; AMENDMENT AND WAIVER

Termination

7.01(a)             Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(i)                                     by mutual written consent of Seller and Purchaser;

(ii)                                  by Seller or Purchaser, if the Closing does not occur on or prior to November 30, 2005 (so long as the party seeking to terminate this Agreement pursuant to this

Section 7.01(a)(ii) shall not have breached its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Acquisition on or before such date);

(iii)                               by Seller or Purchaser, if approval of the Acquisition and the other transactions contemplated hereby shall fail to receive the requisite votes for approval at the Seller EGM;

(iv)                              by Purchaser, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Seller (provided that, without limiting the generality of the foregoing, any material breach of Section 5.01(a) or any breach of Section 5.02(a) or Section 5.02(c)(i) by Seller shall be deemed a material breach of this Agreement);

(v)                                 by Purchaser, if there shall have been a breach of any of the covenants set forth in Section 5.12 on the part of Seller (other than an immaterial breach that does not prejudice Purchaser in any way), or if Seller, through its Board of Directors, shall have failed for any reason to unconditionally and fully recommend approval of the Acquisition and the other transactions contemplated hereby by Seller Shareholders at the Seller EGM;

(vi)                              by Seller, pursuant to Section 5.12(d) (but subject to the conditions thereof); provided that Seller shall not be entitled to terminate this Agreement pursuant to this Section 7.01(a)(vi) if Seller has breached its obligations under Section 5.12 (other than an immaterial breach that does not prejudice Purchaser in any way); and provided further that termination pursuant to this Section 7.01(a)(vi) shall be conditioned upon payment by Seller to Purchaser of Seller Liquidated Damages pursuant to Section 7.03(b); and

(vii)                           by Seller, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Purchaser.

(b)                                 In the event of termination by Seller or Purchaser pursuant to this Section 7.01, written notice thereof shall forthwith be given to the other party and, except as provided in Section 7.02, the transactions contemplated by this Agreement shall be terminated, without further action by any party.

Effect of Termination

7.02                           If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 7.01, this Agreement shall become null and void and of no further force and effect, and there shall be no further obligation on the part of either party, except that the Surviving Provisions shall survive any such termination.  Nothing in this Section 7.02 shall be deemed to release any party from any Liability for any breach by such party of the terms and provisions of this Agreement prior to the time of termination or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

Seller Liquidated Damages

7.03(a)             In the event that approval of the Acquisition and the other transactions contemplated hereby shall fail to receive the requisite votes for approval at the Seller EGM, whether or not Purchaser or Seller elects to terminate this Agreement, Seller shall reimburse Purchaser (or, at the request of Purchaser, the shareholders of Purchaser or their respective Affiliates) on demand for its (or their) reasonable and documented out-of-pocket costs and expenses, not to exceed €5,000,000.

(b)                                 In the event that:

(i)            this Agreement is terminated by Purchaser as a result of a material breach by Seller of its obligations under Section 5.01(a) or any breach by Seller of its obligations under Section 5.02(a) or Section 5.02(c)(i) of this Agreement;

(ii)           this Agreement is terminated by Purchaser: (A) as a result of a breach by Seller of its obligations under Section 5.12 (other than an immaterial breach that does not prejudice Purchaser in any way) or (B) if Seller, through its Board of Directors, shall have failed for any reason to unconditionally and fully recommend approval of the Acquisition and the other transactions contemplated hereby by Seller Shareholders at the Seller EGM;

(iii)          this Agreement is terminated by Seller pursuant to Section 7.01(a)(vi); or

(iv)          a Person other than Purchaser (or an Affiliate of Purchaser) either (x) commences a public takeover offer pursuant to which it acquires 50% or more of the Seller Shares, or (y) acquires all or materially all of the Subsidiary Shares or all or materially all of the assets constituting the Business, regardless of the form of transaction, at any time on or prior to May 21, 2006 (or, in either (x) or (y), any such Person enters into a Contract with Seller in connection with any such transaction at any time on or prior to May 21, 2006, which transaction ultimately is consummated at any time)

(an event described in clauses (i), (ii), (iii) or (iv), a Seller Termination Fee Event), then, immediately on demand of Purchaser, Seller shall pay to Purchaser (or to such account(s) as Purchaser may designate) the aggregate amount of €50,000,000 (less any amounts previously paid to Purchaser pursuant to Section 7.03(a)), in immediately available euro-denominated funds, as liquidated damages and not as a penalty (Seller Liquidated Damages); provided that (1) no amount shall be payable pursuant to Section 7.03(b)(i) in the event that Purchaser is in material breach of its obligations in this Agreement at the time of such termination and (2) no amount shall be payable pursuant to Section 7.03(b)(iv) in the event that this Agreement is terminated by Seller pursuant to Section 7.01(a)(vii).

Seller and Purchaser acknowledge and agree that the actual Liability of Seller in the event of any Seller Termination Fee Event would be extremely difficult or impossible to determine and that Seller Liquidated Damages have been agreed, after negotiation, as Seller’s and Purchaser’s reasonable estimate of such Liability.  Seller and Purchaser agree that Seller Liquidated Damages shall be the exclusive remedy, whether at law or in equity, for any Seller Termination Fee Event and the payment of Seller Liquidated Damages will fully, unconditionally and irrevocably release Seller and all Seller Non-Liable Persons from any and all Liability to Purchaser (and any other person claiming by, through or on behalf of Purchaser by way of subrogation or otherwise) in connection with any Seller Termination Fee Event.  Moreover, Seller and Purchaser agree that the provisions of this Section 7.03 relating to Seller Liquidated Damages are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages within the meaning of art. 1152 Code Civil (Luxembourg) covering actual costs and a good faith estimate of foregone profits and not a penalty in the event of the circumstances giving rise to the payment of Seller Liquidated Damages under this Section 7.03.  Seller and Purchaser acknowledge that the provisions relating to Seller Liquidated Damages are essential to the overall transaction contemplated by this Agreement and the Ancillary Agreements and that the KKR Investors and the Permira Investors have relied, and are relying, on Seller’s agreement to pay Seller Liquidated Damages to Purchaser as and when due hereunder.  Accordingly, Seller and Purchaser agree that each of the KKR Investors and the Permira Investors shall be entitled, as express third party beneficiaries, to enforce the obligation of Seller to pay Seller Liquidated Damages to Purchaser as and when due hereunder.

Notwithstanding anything that may be expressed or implied in this Agreement, Purchaser, by its acceptance of the benefits hereof, covenants, agrees and acknowledges that no Person other than Seller shall have any Liability in connection with any breach by Seller of this Agreement (including any Seller Termination Fee Event) and that no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against, and no personal Liability whatsoever shall attach to, be imposed on or otherwise be incurred by, any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of Seller or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing (collectively, Seller Non-Liable Persons), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law, for any obligations of Seller under this Agreement or any documents or instruments delivered in connection herewith or for any claim based on, in respect of or by reason of such obligations or their creation.

Purchaser Liquidated Damages

7.04(a)    If (i) on the Closing Date, the Acquisition is not consummated as a result of a material breach by Purchaser of its obligations under this Agreement or (ii) by November 30, 2005, the Closing shall not have occurred as a result of a material breach by Purchaser of its obligations under this Agreement (an event described in clause (i) or (ii), a Purchaser Consummation Breach), then, immediately on demand of Seller, Purchaser shall pay to Seller (or to such account(s) as Seller may designate) the aggregate amount of €50,000,000, in immediately available euro-denominated funds, as liquidated damages and not as a penalty (Purchaser Liquidated Damages); provided that no amount shall be payable pursuant to Section 7.04(a)(i) or (ii) in the event that Seller is in material breach of its obligations in this Agreement on the Closing Date or on November 30, 2005, as the case may be.

(b)                                 Purchaser and Seller acknowledge and agree that the actual Liability of Purchaser in the event of any Purchaser Consummation Breach would be extremely difficult or impossible to determine and that Purchaser Liquidated Damages have been agreed, after negotiation, as Purchaser’s and Seller’s reasonable estimate of such Liability.  Purchaser and Seller agree that Purchaser Liquidated Damages shall be the exclusive remedy, whether at law or in equity, for any Purchaser Consummation Breach and the payment of Purchaser Liquidated Damages will fully, unconditionally and irrevocably release Purchaser and all Purchaser Non-Liable Persons from any and all Liability to Seller (and any other Person claiming by, through or on behalf of Seller by way of subrogation or otherwise) in connection with any Purchaser Consummation Breach.  Moreover, Purchaser and Seller agree that the provisions of this Section 7.04 relating to Purchaser Liquidated Damages are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages within the meaning of art. 1152 Code Civil (Luxembourg) covering actual costs and a good faith estimate of foregone profits and not a penalty in the event of the circumstances giving rise to the payment of Purchaser Liquidated Damages under this Section 7.04.

(c)                                  Notwithstanding anything that may be expressed or implied in this Agreement, Seller, by its acceptance of the benefits hereof, covenants, agrees and acknowledges that, except as provided in Section 7.04(d), no Person other than Purchaser shall have any Liability in connection with any breach by Purchaser of this Agreement (including any Purchaser Consummation Breach) and that, except as provided in 7.04(d), no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against, and no personal Liability whatsoever shall attach to, be imposed on or otherwise be incurred by, any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of Purchaser or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing (collectively, Purchaser Non-Liable Persons), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law, for any obligations of Purchaser under this Agreement, any Ancillary Agreement or for any claim based on, in respect of or by reason of such obligations or their creation.

(d)                                 Purchaser hereby assigns to Seller the rights of Purchaser under the Equity Commitment Letters (but subject to all of the terms, conditions and limitations contained therein, including the provisions of paragraph 6 therein) to demand and receive the amount described in paragraph 3 thereof.  Seller has been provided with executed copies of the Equity Commitment Letters, and Seller is fully aware of all of the terms, conditions and limitations contained in the Equity Commitment Letters.

Amendments and Waivers

7.05                           This Agreement may not be amended or modified except by an instrument in writing signed on behalf of each of the parties hereto.  By an instrument in writing Purchaser (on the one hand) or Seller (on the other hand) may waive compliance by the other with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

VIII.                        MISCELLANEOUS PROVISIONS

Assignment

8.01                           This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party without the prior written consent of the other party hereto.

Notwithstanding the foregoing, Purchaser may (a) assign all or any portion of its rights and/or obligations hereunder to (i) any Designated Purchaser in accordance with Section 2.04 hereof or (ii) without of the consent of Seller, in respect of Section 2.03(d) and Section 5.08(c), to any subsidiary of Purchaser (provided that in the case of this clause (ii), no such assignment shall relieve Purchaser of its obligations hereunder) and (b) without the consent of Seller, assign its rights hereunder by way of security in connection with the Interim Financing Agreement or the other Acquisition Financing Facilities (or any replacement facility thereof) and any such secured party may assign such rights by way of exercise of remedies.  Any attempted assignment in violation of this Section 8.01 shall be null and void and of no effect.

No Third-Party Beneficiaries

8.02                           Except as provided below, this Agreement is for the sole and exclusive benefit of the parties hereto (including, with respect to Seller, the Special Committee as contemplated by Section 8.09) and their successors and permitted assigns, and nothing herein expressed or implied shall give, or be construe to give, to any Person, other than the parties hereto and such successors and permitted assigns, any legal or equitable right, remedies or claims under or with respect to this Agreement or any provisions hereof; provided that (i) each of the KKR Investors and the Permira Investors shall be an express third-party beneficiary of Section 7.03 (as set forth in Section 7.03) and of Section 7.04(b), (ii) each Seller Non-Liable Person shall be an express third-party beneficiary of the limitations set forth in Section 7.03 and (iii) each Purchaser Non-Liable Person (including, for the avoidance of doubt, each of the KKR Investors and the Permira Investors) shall be an express third-party beneficiary of the limitations set forth in Section 7.04(c).

Notices

8.03                           All notices, consents, waivers, and other communications required or permitted under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand to the party to be notified (with written confirmation of receipt), (b) when sent by facsimile (with written confirmation of receipt) if sent during the normal business hours of the party to be notified, if not, then on the next Business Day (with a copy provided in accordance with the delivery provisions of clause (a) above or (c) below) or (c) when received by the party to be notified, if sent by an internationally recognized overnight delivery service, specifying the soonest possible time and date of delivery (with written confirmation of receipt), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties from time to time).  All such notices and other communications shall be sent:

(i)                                     if to Purchaser, to:

PKS Media S.à r.l.

12, rue Léandre Lacroix

L-1913 Luxembourg

Attention: Managers

Facsimile:  +352 2686 8181

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer

65 Fleet Street

London, EC4Y 1HS

Attention: Donald Guiney, Katherine Mulhern

Facsimile:00 44 207 832 7001;

and

Freshfields Bruckhaus Deringer

Taunusanlage 11, 60329

Frankfurt am Main

Attention: Andreas von Werder

Facsimile:00 49 69 23 26 64;

and

(ii)                                  if to Seller to:

SBS Broadcasting S.A.

8-10, rue Mathias Hardt

L-1717 Luxembourg

Attention: Corporate Secretary

Facsimile: 00 352 2612 3301

with a copy (which shall not constitute notice) to:

SBS Services B.V.
Quintet Office Park
Rietlandpark 353
1019EM Amsterdam
Attention: Erik T. Moe
Facsimile: 00 31 20 519 1996

Sullivan & Cromwell LLP

1 New Fetter Lane

London, EC4A 1AN

Attention: William Plapinger, Neal McKnight

Facsimile: 00 44 207 959 8950.

Counterpart Execution and Facsimile Delivery

8.04                           This Agreement may be executed in any number of counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.  Any such counterpart may be delivered to a party by facsimile.

Entire Agreement

8.05                           This Agreement, the Ancillary Agreements, the Confidentiality Agreement and the Exhibits hereto (and any schedules, exhibits or annexes thereto), contain the entire agreement and understanding between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

Severability

8.06                           If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances.

Governing Law; Arbitration

8.07(a)    This Agreement shall be construed in accordance with, and this Agreement and all matters arising out of or relating in any way whatsoever (whether in contract, tort or otherwise) to this Agreement shall be governed by, the law of the State of New York.

(b)                                 Any dispute, controversy or claim of any kind or nature between the parties arising out of, relating to, or in connection with this Agreement, or the breach, termination or validity thereof (each, a Dispute) shall be finally settled by binding arbitration (Arbitration) under the Rules of Arbitration (the Rules) of the London Court of International Arbitration in force at the time of such Arbitration, by three arbitrators appointed in accordance with the Rules.  The seat of the arbitration shall be London, England.  The language of the arbitration shall be English.  The arbitral award shall be in writing, shall detail the disputed matters and reasons on which the arbitral award is based, shall not include any punitive damages and, except as provided in this Section 8.07(b) with respect to actions or applications for interim relief, shall be the sole and exclusive remedy between the parties regarding any Dispute.  The parties expressly agree that leave to appeal under Section 69(1) or an application for the determination of a preliminary point of law under Section 45 of the Arbitration Act 1996 may be sought with respect to any question of law arising from an award.  The arbitral award shall be final and binding upon the parties and shall not be subject to appeal of any court or other authority.  Notwithstanding the foregoing, any party may file an application in the United States federal courts sitting in the Borough of Manhattan seeking injunctive or other forms of interim relief to compel, aid or facilitate the arbitration, or to maintain the status quo pending completion of the arbitration.  Judgment upon the award or order may be entered in the Supreme Court of the State of New York sitting in the Borough of Manhattan or the United States District Court for the Southern District of New York for enforcement thereof.  Each party agrees not to oppose the registration or enforcement of any such judgment in any other jurisdiction and to consent to jurisdiction and venue in any applicable court for purposes of registration or enforcement of any such judgment.  Each party accepts and submits to the jurisdiction of the seat of arbitration referenced above and to the New York State and United States federal courts sitting in the Borough of Manhattan (and to any court in which appeals from those courts may be heard) with regard to enforcement of the arbitral award or in connection with any action or application for injunctive or other interim relief, as provided in this Section 8.07(b).  Each party waives any defense or objection based on diplomatic immunity, lack of jurisdiction, improper venue, inconvenient forum or competence that it could raise in any action or proceeding relating to this Agreement.  Process in any action or proceeding relating to this Agreement may be served on any party anywhere in the world.  Each party irrevocably consents to the service of any and all process in any action or proceeding relating to this Agreement by the mailing or delivery of copies of such process to it at its address for notices specified in this Agreement.  This Agreement and the rights and obligations of the parties shall remain in full force and effect pending the award in any arbitration proceeding hereunder.  Any monetary award shall be made and payable in euros without deduction or set off and the arbitral panel shall be authorized in its discretion to grant pre-award and post-award interest at commercial rates.

No Survival

8.08                           Except for the Surviving Provisions:  (i) none of the representations, warranties, covenants or agreements contained herein shall survive Closing and (ii) from and after the Closing Date, no Person shall have any further obligation, nor shall any claim be asserted or action be brought, with respect thereto.

Authority of Special Committee

8.09                           Without limiting the obligations of Seller hereunder, Seller hereby informs Purchaser that the Special Committee has and shall continue to have through the Closing full and complete authority on behalf of Seller, and at Seller’s expense, to cause the implementation and enforcement of the terms of this Agreement, and to, on behalf of Seller:  (a) consent to any amendments of, or waivers to, any of the provisions of this Agreement and (b) review and approve the implementation of any material agreements or arrangements required or contemplated to be entered into or performed pursuant hereto.  Purchaser may rely entirely on its dealings with, and notices to and from, the Special Committee relating to the foregoing in connection with this Agreement (and shall incur no Liability to any Person as a result of such reliance).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Seller and Purchaser have duly executed this Agreement as of the date first written above.

SBS BROADCASTING S.A.

/s/ Erik T. Moe
Name: Erik T. Moe
Title: SVP & General Counsel

PKS MEDIA S.à r.l.

/s/ S. Scheiber
Name: S. Scheiber
Title: As Attorney

/s/ Séverine Michel
Name: Séverine Michel
Title: Manager A

[SIGNATURE PAGE TO AMENDED AND RESTATED SALE AND PURCHASE AGREEMENT]